Exhibit 1

IMATION CORP URGES SHAREHOLDERS TO TAKE NO ACTION

REGARDING ARLINGTON ASSET INVESTMENT CORP PROXY MATERIALS

Board Change is Urgently Needed

Imation Corp.’s Five Highly-Qualified Director Nominees Will Bring

Needed Experience and Accountability

New York, April 21, 2016 – Imation Corp. today urged shareholders of Arlington Asset Investment Management Corp. (NYSE: AI) (“Arlington” or “the Company”) not to take any action in response to the Company’s proxy materials for the Annual Meeting of Shareholders on June 9, 2016. In addition, Imation Corp. urges shareholders NOT to sign or return any WHITE proxy card that they may receive with the Company's proxy materials until they have carefully considered both alternatives.

Imation Corp. will soon be sending shareholders a definitive proxy statement and a GOLD proxy card.

Joseph A. De Perio, Chairman of Imation Corp. said, “Our nominees, if elected, will work hand in hand with continuing directors to maximize value for all shareholders. We encourage shareholders to review both sets of proxy materials prior to making a decision, and we are excited to share our views on the Company and its potential in the coming weeks.”

Imation Corp.’s nominees collectively have decades of experience in the trading, structuring, hedging and investing in mortgage backed securities (“MBS”); corporate stewardship of REITs; investing in securities of REITs and leading the exploration of strategic alternatives for REITs (including the successful completion of the sale of a REIT); principal investing in real estate strategies; investing in alternative strategies, including investments in both hedge funds and private equity; advising government sponsored entities (“GSEs”) that issue MBS; advising and investing in asset management firms; restructuring companies; investment banking; and public company stewardship.

Imation Corp.’s nominees are:

Scott R. Arnold

Scott R. Arnold has served as a Managing Director and Senior Portfolio Manager in ABS and Private Equity and new business development with Clinton Group, Inc., or CGI, an investment management firm, since May 2007. Mr. Arnold has been involved in the portfolio management of all asset-backed strategies at CGI. Mr. Arnold has extensive experience in the analysis, valuation, trading, hedging and marketing of mortgage-backed and asset-backed securities. Mr. Arnold also headed CGI’s effort in the community bank space. Prior to joining CGI’s ABS desk, he was involved in research, restructuring and principal investing in distressed debt and special situations investments at both CGI and Source Capital Group, or Source Capital, a boutique investment firm. Mr. Arnold worked at CGI from June 2002 until August 2004 and Source Capital from June 2000 until June 2002 and from September 2004 until April 2007. From 1983 until 1999, Mr. Arnold worked in the mortgage-backed securities area at several leading investment banks including Salomon Brothers and Smith Barney & Co. Mr. Arnold served on the Board of Urban Trust Bank, a federally chartered community bank that provides value oriented consumer and commercial banking services through an extensive network of branches in Florida, from 2010 until March 2014 and served as its Chairman from September 2011 through the remainder of his tenure. While at Urban Trust Bank he served on the board’s Credit Committee, Asset/Liability Committee and Investment Committee. Mr. Arnold was previously a director of Herald National Bank until its merger with BankUnited. Mr. Arnold earned a B.A. from Northwestern University and his M.B.A. from the Kellogg School of Management at Northwestern University.

Mr. Arnold’s qualifications as a director include his nearly 30 years of investment and asset-backed security experience, including a focus on mortgage backed securities and special situations.

Barry L. Kasoff

Mr. Kasoff currently serves as the President of Realization Services, Inc., or RSI, a full-service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments, and has served in such capacity since founding RSI in 1997. Mr. Kasoff has served as a Director of Imation since May 2015 and serves on its Strategic Alternatives Committee. Since November 2015, Mr. Kasoff has served as the Chief Restructuring Officer and Interim Chief Financial Officer of Imation. From August 2015 to October 2015, Mr. Kasoff was Imation’s Interim President. In connection with Mr. Kasoff’s management consulting work with RSI, Mr. Kasoff served as the Chief Restructuring Officer of numerous companies, that were clients of RSI and that were undergoing operational and/or liquidity issues. From 1990 until 1997, Mr. Kasoff was the general manager of Takarajimasha, a Japanese communications conglomerate. There, he identified and evaluated its investments and supervised the company’s U.S. and European-based operations. From 1987 until 1990, Mr. Kasoff was the Chief Financial Officer of various portfolio companies and Vice President of Operations of Selzer Group, a New York investment banking and leveraged buyout group comprised of public and private companies. From 2013 to 2014, Mr. Kasoff was a Director and Chairman of the Audit Committee of EveryWare Global, Inc. Mr. Kasoff received an M.B.A. in Information Systems and an M.B.A. in Accounting from the Stern School of Business at New York University and a B.A. from the State University of New York.

Mr. Kasoff’s qualifications as a director include his extensive experience in assisting companies and capital stakeholders in troubled business environments and his experience serving as an executive officer and director of several companies.

W. Brian Maillian

W. Brian Maillian is a Senior Managing Director of Bonwick Capital Partners LLP, or Bonwick, and is Chairman and CEO of Bonwick Whitestone Advisors LLC, or Bonwick Whitestone. Prior to joining Bonwick, Mr. Maillian was the Founder, Chairman and Chief Executive Officer of Whitestone Global Partners LLC, or Whitestone, the successor firm to Whitestone Capital Group, Inc., a minority-owned investment banking firm specializing in global capital markets, capital raising for private sector clients and financial advisory services to the United States government and its federal agencies since 1993. Whitestone provides its clients with a full range of strategic financial advisory services, including program financial management, transaction financial management, investment banking, capital market analyses and financial engineering. Mr. Maillian is responsible for setting the strategic direction of Whitestone and for new business development, global capital markets and client management. In this role, Mr. Maillian interfaces with clients to provide sophisticated and innovative global capital markets solutions to large-scale multifaceted and sophisticated engagements. Mr. Maillian played a key role in creating innovative mortgage-backed securities. He is a nationally recognized expert in creative structuring of mortgage securities. Institutional Investor magazine selected two mortgage transactions structured by Mr. Maillian as Collateralized Mortgage Obligations, or CMO, Deals of the Year. The transactions that gained Mr. Maillian this recognition were the $500 million Citicorp Homeowners, Inc. CMO, (the first private labeled CMO) 1984 and the $200 million Indiana Housing Finance Authority CMO, (the first taxable CMO issued by a municipality) 1985. Both transactions recognized by Institutional Investor magazine as the CMO Deals of the Year. Mr. Maillian has served on the Board of Directors of Toyota Financial Savings Bank, the National Association of Securities Professionals, the National Urban League, the New York National Urban League and the Bay Area Urban League. In February 2007, Mr. Maillian received the Jackie Robinson Lifetime Achievement Award from the University of California at Los Angeles Black Alumni Association at their 39th Annual Scholarship Awards Gala. This award is presented to an individual that has provided outstanding leadership and longstanding professional success and service to the Black community.

Mr. Maillian earned his M.B.A. from the University of California at Los Angeles with a concentration in Accounting and Finance and he earned a B.A. in Mathematics and Computer Science from the University of California at Los Angeles. He holds several securities licenses through FINRA, including Series 3, 5, 7, 24, 63 and 79, and is a member of various professional and civic organizations.

Mr. Maillian’s qualifications as a director include his over 35 years of business experience and expertise in managing and executing large-scale, sophisticated, complex and multi-faceted financial and asset management engagements and his experience serving as an executive officer and director of several companies.

Raymond C. Mikulich

Raymond C. Mikulich has, since December 2014, served as a Director of Altus Group, Ltd. (TSX: AIF), a leading provider of independent advisory services, software, and data solutions to the global real estate industry, where he has also served as the Non-Executive Chairman of the Board of Directors since April 2015. From May 2015 to March 2016, Mr. Mikulich served as a Director of Campus Crest Communities, a self-managed, student housing REIT, where he directed restructuring and recapitalization initiatives and managed the process of evaluating strategic alternatives that led to the sale of the company in March 2016. From 2008 to 2016, Mr. Mikulich was a Managing Partner at Ridgeline Capital Group, or Ridgeline, a privately held, independent real estate investment and asset management company. Since 2013, Mr. Mikulich has been the Chairman of HomeLPC, LLC, a privately held specialty finance and investment company offering a proprietary, shared appreciation lease purchase financing to liquidity and credit constrained creditworthy consumers which was designed and developed by Mr. Mikulich. From 2010 to 2011, Mr. Mikulich served as Head of North American Real Estate at Apollo Global Management Real Estate, or Apollo, where he managed the capital raising and debt and equity investment activities of the firm primarily in the United States after folding Ridgeline’s institutional third party real estate private equity operation into Apollo in September 2010. Prior to his departure from Apollo in December 2011, Mr. Mikulich transitioned and adapted Ridgeline’s business strategy and investment criteria into Apollo. During his over 20 year career at Lehman Brothers Holdings Inc. ending in 2007, Mr. Mikulich was a member of the firm’s Investment Committee and the co-head of the Real Estate Private Equity Group and the Group Head of Global Real Estate Investment Banking. Mr. Mikulich received a JD from Chicago Kent College of Law and a B.A. from Knox College. Mr. Mikulich is a Certified Real Estate Consultant and a Chartered Surveyor.

Mr. Mikulich’s qualifications as a director include his extensive knowledge of the real estate industry, his experience in investment and asset management and his experience serving as an executive officer and director of several companies.

Donald H. Putnam

Donald H. Putnam is Managing Partner of Grail Partners LLC, a principal investing firm which he founded in early 2005. Prior to founding Grail, Mr. Putnam led Putnam Lovell Securities, which he founded in 1987. At Putnam Lovell he served as Chief Executive Officer, Chairman of the Board and Managing Director of the firm’s investment banking group. Putnam Lovell was sold to National Bank Financial in 2002; until 2005 Mr. Putnam served as Chief Executive Officer and Vice Chairman of Putnam Lovell NBF. From 1980 to 1986, Mr. Putnam held senior positions at SEI Investments. He was an Executive Vice President and Division President of SEI, founder and President of SEI Financial Services Company, and founder and President of its various mutual funds with assets under management in excess of $15 billion. Prior to joining SEI, Mr. Putnam was a Senior Consultant at Catallactics Corporation (a subsidiary of SunGard), where he devised new quantitative products and strategies for major banks, including J.P. Morgan, The Boston Company and Northern Trust Company. From 1973 to 1978, he designed quantitative investment products and other trust services at Bankers Trust Company. Mr. Putnam serves on the investment committee of Ripon College and the boards of Imation Corp., Manifold Partners and Welton Investment Partners. Mr. Putnam also serves on the advisory board of Syntel Inc.

Mr. Putnam’s qualifications as a director include his extensive experience in investment and asset management and his experience serving as an executive officer and director of several companies.

Contacts:

Okapi Partners LLC

Bruce Goldfarb/Charles Garske/Lisa Patel

212-297-0720

info@okapipartners.com

Imation Corp.

riseuparlington@imation.com